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East End Books Boston Seaport

Bookstore

300 Pier 4 Blvd
Boston, MA 02210
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $50,000 invested.
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THE PITCH
East End Books Boston Seaport is seeking investment to add a second bookstore location in the Boston Seaport area.
Adding A Location
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THE STORE

East End Books is a full service bookstore that offers a lovingly curated collection of Books in print (many signed copies), Ebooks, Audiobooks, Vinyl Albums, really cool magazines & more.

East End Books Boston Seaport Owner & CEO, Jeff Peters, loves helping people find books that they'll connect with. East End Bookstores offer books that you may have heard of as well as an eclectic selection of books that Peters and his team hope you'll enjoy discovering.
We do everything possible to help people discover books they'll love and offer the chance to meet their favorite authors & get signed books.
We host monthly book events, vinyl listening sessions, literary salons & dinners, book clubs and special events combining books, film & food. We also feature the unique designs and collections from MA native, Artist & Designer John Derian
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We raise money for, and partner with non-profits for special events. We offer scholarships to the Fine Arts Work center in Provincetown to take writing workshops and look forward to partnering with non-profits in Boston.

At East End Books you may run into authors and customers like, Ken Fulk, John Waters, Diane Von Furstenberg, Actor Corey Michael Smith, Hanif Abdurraqib, Christopher Castellani, Jamie Brenner, Michael Cunningham, Julia Glass, Jenny Slate, Ben Shattuck, Paul Lisicky, Cynthia Newberry Martin, Patricia Spears Jones, Rebecca Makkai, Silvia Curbelo, Mona Awad, Grant Ginder, Christina Clancy, Ryan O'Connell, Steven Rowley and many more...

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LOCATION

East End Books Boston Seaport is located in the Boston Seaport area (300 Pier 4 Blvd., Unit 4). In Provincetown, we have 2 locations. Our main store is on the waterfront in Provincetown (389 Commercial Street). We have an additional location at the Iconic Fine Arts Work Center in Ptown (24 Pearl Street).

We're thrilled to be collaborating with our good friend Kristin Canty and Woods Hill Pier 4 Restaurant in Boston. Our location next to Woods Hill Pier 4 Restaurant and the ICA Museum couldn't be more perfect!
The view of Boston Harbor is stunning and the area outside the bookstore is the perfect spot to read a book in the warmer weather. The bookstore offers plenty of space to read inside as well.
We're very thankful for the advise & help from Kristin Canty (Woods Hill Pier 4), Designer Ken Fulk, David McMahon & Shirin Tahsili with McMahaon Architects, Tremont Architects & many more friends!
The store will feature fine teas from the Provincetown based store, The Captain's Daughters, and coffee from Kohi Coffee.
As the store evolves, it will also feature wine & tapas in partnership with Woods Hill Pier 4 Restaurant.

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PHOTOS FROM DECEMBER 2022 SOFT OPENING

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THE TEAM

JEFF G. PETERS

Owner

Jeff owns East End Books Ptown. Jeff is an author and is the former President of Anhinga Press (Poetry Publisher). Jeff has served as an Arts & Literature Editor for various publications.

Owner Jeff G. Peters produced an event in Florida that combined screenings of the Movie Sideways with a book event, a dinner at a participating restaurant, and a book & wine tasting at the screening. We would do similar events with wine tastings at the Wine & Tapas Bar.

Experienced in operating bookstores and Wine & Tapas Bars

Attorney at Law – Florida.

Provincetown International Film Society - Board Member; Private Dinners Chair; Development Committee Member

Sponsor & Donor to numerous Non-profits

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THE CONCEPT

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THE BUSINESS MODEL

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PRESS

East End Books pop-up hosts book signing with Jenny Slate, Ben Shattuck - The Boston Globe

The opening event will be held at the new storefront, located on Seaport's Pier 4 near the Institute of Contemporary Art and Woods Hill Pier 4.

Woods Hill Pier 4 and East End Books host Scottish author and chef Coinneach Macleod | Restaurants in Boston

In celebrate of East End Books opening their second location in the Seaport this month, they have teamed up with Woods Hill Pier 4 to host a dinner this Saturda

East End Books Boston open for the holidays in Seaport District

After months of anticipation, East End Books Boston opened its doors in the Seaport District at 11am Saturday.

The TikTok star known as 'The Hebridean Baker' dishes on the story behind traditional Scottish cuisine - The Boston Globe

Coinneach MacLeod is coming to town to talk about his new cookbook.

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Complete buildout $46,625

Mainvest Compensation $3,375

Total $50,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,240,000	$1,891,000	$1,985,550	$2,084,828	$2,189,069
Cost of Goods Sold	$615,010	$933,114	$1,003,542	$1,053,719	$1,085,329
Gross Profit	$624,990	$957,886	$982,008	$1,031,109	$1,103,740

EXPENSES

Rent	$42,000	$48,000	$48,000	$48,000	$48,000
Total Payroll	$139,500	$212,737	$223,373	$234,541	$246,268
Repairs & Maintenance	$1,500	$2,000	$2,000	$2,000	$2,000
Utlities	$3,000	$4,000	$4,000	$4,000	$4,000
General Operating Expenses	$73,300	$80,100	$80,100	$80,100	$80,100
Operating Profit	$365,690	$611,049	$624,535	$662,468	$723,372

This information is provided by East End Books Boston Seaport. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2022 Balance Sheet

2022 Income Statement

Investment Round Status

Target Raise $50,000

Maximum Raise $124,000

Amount Invested $0

Investors 0

Investment Round Ends August 25th, 2023

Summary of Terms

Legal Business Name East End Books Boston Seaport

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $50,000 invested

1.6×

Investment Multiple 1.4×

Business's Revenue Share 1%-2.5%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2028

Financial Condition

Forecasted milestones

East End Books Boston Seaport forecasts the following milestones:

Secure lease in Boston, MA by July 2023. *Lease was signed June 2023. Store is located at 100 Pier 4 Blvd., Unit 4.

Hire for the bookstore positions beginning July 2023.

Complete buildout of store by September 1, 2023.

Begin serving teas from The Captain's Daughters & coffee by Kohi Coffee (both Provincetown based) by October 2023.

Begin serving Tapas from Woods Hill Pier 4 Restaurant by October 2023.

Obtain wine & beer license by December 2023.

Reach profitability by December 2024.

Other outstanding debt or equity

As of June 2023, East End Books Boston Seaport has no debt or outstanding balance owed. East End Books Boston Seaport is seeking a construction loan in addition to the debt raised on Mainvest.

Financial liquidity

East End Books Boston Seaport has a moderate liquidity position due to its medium cash reserves as compared to debt and other liabilities. East End Books Boston Seaport expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of East End Books Boston Seaport to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

East End Books Boston Seaport operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. East End Books Boston Seaport competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from East End Books Boston Seaport's core business or the inability to compete successfully against the with other competitors could negatively affect East End Books Boston Seaport's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in East End Books Boston Seaport's management or vote on and/or influence any managerial decisions regarding East End Books Boston Seaport. Furthermore, if the founders or other key personnel of East End Books Boston Seaport were to leave East End Books Boston Seaport or become unable to work, East End Books Boston Seaport (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which East End Books Boston Seaport and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, East End Books Boston Seaport is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

East End Books Boston Seaport might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If East End Books Boston Seaport is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt East End Books Boston Seaport

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect East End Books Boston Seaport's financial performance or ability to continue to operate. In the event East End Books Boston Seaport ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither East End Books Boston Seaport nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

East End Books Boston Seaport will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and East End Books Boston Seaport is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although East End Books Boston Seaport will carry some insurance, East End Books Boston Seaport may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, East End Books Boston Seaport could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect East End Books Boston Seaport's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of East End Books Boston Seaport's management will coincide: you both want East End Books Boston Seaport to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want East End Books Boston Seaport to act conservative to make sure they are best equipped to repay the Note obligations, while East End Books Boston Seaport might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If East End Books Boston Seaport needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with East End Books Boston Seaport or management), which is responsible for monitoring East End Books Boston Seaport's compliance with the law. East End Books Boston Seaport will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if East End Books Boston Seaport is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if East End Books Boston Seaport fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of East End Books Boston Seaport, and the revenue of East End Books Boston Seaport can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of East End Books Boston Seaport to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by East End Books Boston Seaport. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
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